
02006985

#B

VF 3-6-02

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 1993
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-28971

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ________ (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Zimbaliat Smith Investments LLC


RECD S.E.C.
FEB 28 2002
535

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3052 NW Merchant Way, Suite 107
(No. and Street)

Bend, OR 97701
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Zimbaliat Smith 541-330-6300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harrigan Price Fronk & Co LLP
(Name — *if individual, state last, first, middle name*)

975 SW Colorado, Ste. 200, Bend, OR 97702
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/14/02
S.S

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ZIMBALIST SMITH INVESTMENTS, LLC

(S.E.C. I.D. NO. 8-28971)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2001

Filed pursuant to Rule 17a-5(e) (3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

ZIMBALIST SMITH INVESTMENTS, LLC

TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2001


HARRIGAN PRICE FRONK & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

John P. Harrigan, CPA
Wesley B. Price III, CPA
Candace S. Fronk, CPA

975 SW Colorado
Suite 200
Bend, OR 97702

Tel (541) 382-4791
Fax (541) 388-1124

www.bendcpa.com
email@bendcpa.com

INDEPENDENT AUDITORS' REPORT

To the Members
Zimbalist Smith Investments, LLC
Bend, Oregon

We have audited the accompanying financial statements of Zimbalist Smith Investments, LLC (the company) as of and for the year ended December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of the Company as of December 31, 2001 are presented for the purpose of additional analysis are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Harrigan Price Fronk & Co. LLP

February 1, 2002

ZIMBALIST SMITH INVESTMENT, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 85,032
Deposit with clearing organization	101,188
Other securities	45,500
Receivable from clearing organization	5,149
Other receivables	1,643
Prepaid expenses	6,120
Furniture and equipment, net of accumulated depreciation of $10,625	17,228
TOTAL ASSETS	$ 261,860

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 1,356
Advances from members	5,000
TOTAL LIABILITIES	6,356
MEMBERS' EQUITY	255,504
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 261,860

See notes to financial statements

ZIMBALIST SMITH INVESTMENTS, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commissions	$ 134,385
Other revenues	77,532
Interest and dividends	7,285
	219,202
EXPENSES	
Clearance fees	75,352
Depreciation	4,799
Insurance	5,303
Maintenance	3,705
Miscellaneous expenses	4,944
Office supplies and expense	9,392
Payroll taxes	1,323
Professional services	14,971
Rent	22,528
Regulatory and other fees	2,263
Salaries and compensation	14,943
Subscriptions	7,550
Telephone and utilities	5,303
Travel and entertainment	1,360
	173,736
NET INCOME	$ 45,466

See notes to financial statements

ZIMBALIST SMITH INVESTMENTS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	45,466
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		4,799
Loss on disposal of fixed assets		1,587
Changes in current assets and liabilities:		
Receivable from clearing organization		2,413
Other receivables		(36)
Prepaid expenses		5,537
Accounts payable and accrued expenses		(2,664)
NET CASH PROVIDED BY OPERATING ACTIVITIES		57,102
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of equipment		2,400
Purchase of furniture and equipment		(3,808)
NET CASH USED IN INVESTING ACTIVITIES		(1,408)
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances from members		5,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		60,694
CASH AND CASH EQUIVALENTS - Beginning of year		24,338
CASH AND CASH EQUIVALENTS - End of year	$	85,032

See notes to financial statements

ZIMBALIST SMITH INVESTMENT, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	Members' Capital	Accumulated Other Comprehensive Income	Total
BALANCE - January 1, 2001	$ 208,850	$ 1,250	$ 210,100
Components of comprehensive income:			
Net profit	45,466		45,466
Unrealized gain (loss) on available - for - sale investments		(62)	(62)
Total comprehensive income	45,466	(62)	45,404
BALANCE - December 31, 2001	$ 254,316	$ 1,188	$ 255,504

See notes to financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Zimbalist Smith Investments, LLC (the Company) operates in Central Oregon as a registered securities broker-dealer and a registered investment adviser with the Securities and Exchange Commission (SEC). It is also a member of the National Association of Securities Dealers (NASD).

Prior to 1998, the Company was organized as a Connecticut Limited Liability Partnership primarily involved in providing investment research information to others. During 1998, the Company relocated to Bend, Oregon and changed its business to focus more on retail brokerage services and investment portfolio management. Effective February 6, 1998, the members of the Company reorganized as an Oregon Limited Liability Company (LLC). According to the operating agreement, each member's liability is limited for any loss caused by the manager if the manager in good faith determined that the course of conduct was in the best interest of the Company and such course of conduct did not constitute intentionally wrongful misconduct.

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Securities

Marketable securities consist of debt and equity securities that are classified into one of three categories: held to maturity, available for sale, or trading. At December 31, 2001, marketable securities consisted of a treasury note classified as available-for-sale and, accordingly, recorded at fair market value. The treasury note is shown on the balance sheet as deposit with clearing organization. (Note 3)

Other securities consist of stock which is not publicly traded. It is carried at cost, which approximates market.

Furniture and Equipment

Furniture and equipment are recorded at cost and depreciated on the straight-line basis over estimated useful lives of five to ten years.

Commissions and Clearance Fees

Commissions and related clearance fees are recorded on a trade-date basis as securities transactions occur.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes

The Company is treated as a partnership for federal income tax purposes and, as such, no provision is made for income taxes on the financial statements. The Company's earnings and losses are included in the personal income tax returns of the Company's members.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - STATEMENT OF CASH FLOWS - SUMMARY OF CASH AND NON-CASH ITEMS

The Company considers cash deposits in the bank, certificates of deposits and U.S. Treasury Notes with original maturities of three months or less as cash and cash equivalents for the purpose of reporting cash flows. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of the instruments.

The Company did not pay any interest or income taxes during 2001.

NOTE 3 - DEPOSIT WITH CLEARING ORGANIZATION

The Company has a treasury note maintained with Bear Stearns Securities Corp. in the amount of $101,188 at December 31, 2001. The treasury note is recorded at fair market value, which includes an unrealized gain of $1,188. The treasury note has an interest rate of 6.5% and matures on March 31, 2002. The treasury note is the only available-for-sale security maintained by the Company at December 31, 2001.

The Company has an agreement with Bear Stearns Securities Corp. to act as the exclusive securities clearing agent on a fully disclosed basis. Bear Stearns Securities Corp. maintains all of the customer accounts of the Company.

Part of this agreement requires the Company to maintain net capital equal to the greater of the amount required by the SEC net capital rules or $150,000; accordingly, the Company maintains its deposit with Bear Stearns. The net capital was $185,138 at December 31, 2001, which was in compliance with the net capital requirements under the Bear Stearns Securities Corp. agreement.

NOTE 4 – DUE TO MEMBER

Due to member consists of an unsecured advance made to the company for working capital purposes. The advance is a zero interest loan and is payable upon demand.

NOTE 5 - NET CAPITAL

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Securities Exchange Act of 1934. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such rule, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2001, the Company was required to maintain net capital of $5,000; its net capital and net capital ratio were $185,138 and .03 to 1, respectively.

NOTE 6 - LEASE COMMITMENT

The company leases office space under an operating lease that expires December 31, 2003. The lease has an option to renew for one successive term of two years. Base monthly rent for 2001 was $1,485 with a 3% annual escalation through the term of the lease. The company is also responsible for common area maintenance fees. Total rent expense under the lease for 2001 was $22,528.

Minimum future rental payments under the operating lease is as follows:

2002	20,104
2003	20,655
	$ 40,759

NOTE 7 – RETIREMENT PLAN

Employees of the Company may participate in a SIMPLE IRA, whereby employees elect to make voluntary contributions pursuant to a salary reduction agreement. This retirement plan is administered by Bear Sterns. It is available to all employees who have completed the service requirements (equivalent to $5,000 in compensation during the year). The employer contribution totaled $388 for the year.

NOTE 8 - CONCENTRATIONS OF CREDIT RISK

The Company receives almost all of its commissions through Bear Stearns Securities Corp. Accounts receivable from Bear Stearns Securities Corp. totaled $5,149 at December 31, 2001. The Company does not require collateral on its accounts receivable. Certain investments are also deposited with Bear Stearns Securities Corp. (Note 3).

SUPPLEMENTARY INFORMATION

ZIMBALIST SMITH INVESTMENT, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2001

MEMBERS' CAPITAL	$ 255,504
DEDUCTION	
Non-allowable assets:	
Prepaid expenses	6,120
Furniture and equipment, net	17,228
Other securities	45,500
Haircut on debt security	1,518
	70,366
NET CAPITAL	$ 185,138
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued liabilities	$ 6,356
MINIMUM NET CAPITAL REQUIREMENT (greater of $5,000 or 6.67% of aggregate indebtedness)	$ 5,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 180,138
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.03 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in Company Part II (unaudited) FOCUS report	$ 217,220
Non-allowable assets erroneously reported as allowable	
Prepaid expenses	(6,120)
Furniture and equipment, net	(17,228)
Change in unrealized gain	(62)
Audit adjustments	(8,672)
Net capital, as reported above	$ 185,138

ZIMBALIST SMITH INVESTMENTS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

AFFIRMATION

I, Linda Zimbalist Smith, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Zimbalist Smith Investments, LLC (the Company) for the year ended December 31, 2001 are true and correct. I further affirm that neither the Company nor any member has any proprietary interest in any account classified solely as that of a customer.

Linda Zimbalist Smith 2/26/02

Signature Date

member/owner

Title


SEAL
TAMARA L HARRIS
NOTARY PUBLIC-OREGON
COMMISSION NO. 337616
MY COMMISSION EXPIRES SEPT. 15, 2004

Subscribed and sworn to before me
this 26th day of February, 2002

Tamara L Harris

Notary Public

February 1, 2002

To the Members
Zimbalist Smith Investments, LLC
3052 NW Merchant Way
Suite 107
Bend, Oregon 97701

In planning and performing our audit of the financial statements of Zimbalist Smith Investments, LLC (the Company) for the year ended December 31, 2001 on which we issued our report dated February 1, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures, and

to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the SEC) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation of the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted certain matters involving the internal control over financial reporting and its operation that we consider to be reportable conditions.

Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control over financial reporting that, in our judgment, could adversely affect the Company's ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. We believe the reportable condition described below is not a material weakness.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal accounting control procedures that depend on segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

This condition was considered in determining the nature, timing and extent of the audit tests to be applied in our audit of the 2001 financial statements and this report does not affect our report on these financial statements dated February 1, 2002.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the condition noted herein, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Harrigan Price Fronk & Co. LLP